EX-99.1

OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor July Payment Volume Increased 107.6% Month Over Month

OwlPay Harbor payment volume has now increased for six consecutive months, as contracted enterprise clients steadily expanded their use of the platform

Arlington, Virginia, United States, August 3, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, today provided its first comprehensive operating disclosure for OwlPay Harbor, its digital currency-based platform for cross-border enterprise payments.1

OwlPay Harbor lets a business in one market pay a supplier, partner, or recipient in an account without slow, costly bank transfers. The payer sends funds in US dollars or digital currencies, and the recipient is paid in their own local currency into a bank account in the destination market. OwlPay earns a fee on every payment that moves through the platform, the business grows directly with payment volume.

OwlPay Harbor: July 2026 headline metrics, as of July 31, 2026:2

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July payment volume increased 107.6% over June 2026
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July transaction count increased 109.5% over June 2026, indicating growth driven by a higher number of payments rather than by individual large transactions
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July marked the sixth consecutive month-over-month increase in payment volume, which has risen in each of the six months since January 2026
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Enterprise clients reached 79, compared with 67 as of June 30, 20263

The sustained monthly growth reflects accumulated work on bank routing, liquidity positioning, compliance screening, and local payout partnerships. Those are the same capabilities that determine the markets into which the platform can reliably deliver funds.

What is moving across OwlPay Harbor

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

2 All operating metrics in this announcement are unaudited and derived from the Company's internal records and cover the period from January 1, 2026 through July 31, 2026 unless otherwise stated. Monthly figures reflect transactions completed within the applicable calendar month. The Company does not disclose absolute payment volume for OwlPay Harbor.

3 Enterprise client counts are unaudited and derived from the Company's internal records, including clients with an executed Master Services Agreement (MSA) and/or fee schedule with the Company.

Activity on the platform in 2026 to date reflects commercial trade and business payments rather than digital asset trading:4

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More than 90% of payment value was digital currencies converted into fiat currency and paid into a bank account in the destination market, reflecting enterprise demand for regulated off-ramp capacity
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Payments settled into more than 40 countries and territories, spanning North America, Asia, the Middle East, Europe, and Africa
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Roughly two-thirds of payout value went to corporate recipients, including international container shipping lines, freight forwarding companies across Asia and Europe, and manufacturers and trading companies across Greater China supplying industrial and consumer goods
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Clients sending payments include cross-border payment platforms, digital asset businesses, import-export companies, and international non-governmental organizations

Settlement through the Circle Payments Network

In December 2025, OwlTing joined the Circle Payments Network, Circle's global network for near-instant, compliant digital currency transactions between participating financial institutions. OwlTing participates as an Originating Financial Institution, initiating payments into the network on behalf of its clients, and identified Brazil, Nigeria, and the European Union as its initial focus.5

Those markets are now among the platform's most active: Brazil and Nigeria rank as the second and third largest markets by client sending activity in 2026 to date. More than 60% of the value of the Company's cross-border payouts in 2026 to date settled through the network, a proportion that rose further in July.6

Operating at this level depends on conditions that take years to assemble: U.S. coverage across 42 states, regulatory footprints in the European Union and Japan7,

4 Destination markets, recipient composition, and client sending markets reflect completed transactions on OwlPay Harbor from January 1, 2026 through July 31, 2026, measured by value unless otherwise stated, and are unaudited and derived from the Company's internal records. Percentages are rounded.

5 The Company's participation in the Circle Payments Network, its role as an Originating Financial Institution, and its initial focus on Brazil, Nigeria, and the European Union were previously disclosed. See "OwlTing Joins Circle Payments Network, Expanding Digital Currency Access to High-Growth Global Markets," issued December 4, 2025 via GlobeNewswire.

6 Reflects the proportion of the value of completed cross-border payout transactions on OwlPay Harbor settled through the Circle Payments Network from January 1, 2026 through July 31, 2026. Cross-border payouts are those in which the client's sending market differs from the destination market. Circle Internet Group, Inc. is not a party to this announcement and has not reviewed or endorsed its contents.

7 As of July 31, 2026, OwlTing Group has obtained Money Transmitter Licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in

42 U.S. states, and it also operates under a Virtual Asset Service Provider (VASP) registration in Poland (European Union) and an Electronic Payment Service Operator (Bank API license) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.

and the banking relationships, liquidity, and compliance systems required to complete a payment in each destination market.

“For years, the work was building the network. Harbor's work now is bringing the world's payments into it,” said Darren Wang, Founder and CEO at OwlTing Group. “We are not waiting for digital currency payments to find a use case. Those use cases are already happening — in freight invoices, in supplier payments, in humanitarian disbursements that settled this month, in currencies and countries where the traditional banking system has been slow and expensive for decades.”

New volume on OwlPay Harbor accumulates rather than resets. Enterprise clients move onto the platform in stages, through technical integration, compliance review, corridor testing, and phased activation. Existing enterprise clients continued expanding their payment activity, while newly activated clients added incremental volume, supporting the platform’s continuous growth. The Company’s objective is for OwlPay Harbor to become one of the engines of OwlTing’s global revenue growth. The Company currently intends to report these operating metrics periodically, including on a semi-annual basis, using consistent definitions and to disclose any material changes in how a metric is defined or calculated.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, founded in Taiwan with subsidiaries across the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. Its OwlPay platform is a fiat-digital currency hybrid payment solution that helps businesses move money across borders in the expanding digital currency economy. In 2025, OwlTing was ranked among the top 2 global players in the "Enterprise & B2B" category of CB Insights' Digital Currency Market Map, and in 2026 it was named No. 226 on the Financial Times and Statista "High-Growth Companies Asia-Pacific 2026" list, with a 42% CAGR. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Third-Party Information

This press release may contain references to third-party companies, products, or services. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated.

OwlTing Group Media Relations

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OwlTing Group Investor Relations

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